SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A/2	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DELIA*S CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

24688Q101

(CUSIP Number)

STEPHEN I. KAHN		JEFFREY A. HORWITZ, ESQ.
C/O DELIA*S CORP.		PROSKAUER ROSE LLP
435 HUDSON STREET, 5TH FL.	AND	1585 BROADWAY
NEW YORK, NEW YORK 10014		NEW YORK, NEW YORK 10036-8299
(212) 807-9060		(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen I. Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,896

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 634,896

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geraldine Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 222,222

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 222,222

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher C. Edgar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,903

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 70,903

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Evan Guillemin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 159,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 159,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

       This Amendment No. 2 to a Statement on Schedule 13D of the Reporting Persons amends Items 4 and 5 of the Statement on Schedule 13D, as previously amended, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D, as amended. The Reporting Persons disclaim membership in a group for purposes of this Report.

       This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $.01 per share (the “Common Stock”), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the “Issuer”), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

       Following the share tenders described herein, the Reporting Persons are no longer five percent holders and are therefore no longer required to file any amendment to this Statement on Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

       Item 4 is replaced in its entirety with the following paragraphs:

       Except as otherwise described in this Statement, the Reporting Persons hold their Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock.

       Pursuant to the Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the “Put Option Agreement”) incorporated by reference as Exhibit 8, the Issuer issued a warrant to each Reporting Person (incorporated by reference to Exhibits 9-12), exercisable from September 1, 2003 until May 12, 2005, for the purchase of shares of Common Stock at $.37 per share in the following amounts: Mr. Kahn, 333,333 shares, Ms. Karetsky, 222,222 shares, Mr. Edgar, 27,778 shares and Mr. Guillemin, 16,667 shares.

       On July 30, 2003, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with Alloy, Inc. (“Alloy”) and Dodger Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Alloy, which agreement is incorporated by reference as Exhibit 15. Pursuant to the Acquisition Agreement, as promptly as possible, but in no event later than August 6, 2003, Merger Sub shall commence an offer to purchase for cash all of the Common Stock, at a price of $0.928 per share, net to the seller in cash, subject to the tender of not less than a majority of the outstanding shares of Common Stock. Upon the closing of the tender offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, the Merger Sub shall be merged with and into the Issuer with the Issuer as the surviving corporation.

       In connection with the execution of the Acquisition Agreement, Stephen I. Kahn and Geraldine Karetsky entered into a Tender and Stockholder Support Agreement (the “Support Agreement”), dated July 30, 2003, among Alloy, Merger Sub and the Reporting Persons, pursuant to which the Reporting Persons agreed, subject to certain exceptions, not to transfer their Common Stock and to tender their shares of Common Stock to Merger Sub during the tender offer period. The Support Agreement is incorporated herein by reference as Exhibit 16.

       Alloy’s tender offer for all of the outstanding shares of Class A common stock of the Issuer expired at midnight on September 3, 2003. All individuals listed herein, pursuant to the Acquisition Agreement, and in the case of Mr. Kahn and Ms. Karetsky also pursuant to the Support Agreement, validly tendered their outstanding shares prior to the expiration of the offer and were paid the offer price of $0.928 net per share, in cash on September 8, 2003. The warrant shares to which Mr. Kahn and Ms. Karetsky are entitled to receive and the options held by Mr. Kahn, Mr. Edgar and Mr. Guillemin to purchase 301,563 shares, 43,125 shares and 143,125 shares respectively have not yet been tendered or otherwise disposed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)   The Reporting Persons may be deemed to beneficially own an aggregate of 1,087,813 shares of Common Stock constituting approximately 2% of the outstanding Common Stock based on 53,308,710 shares of Common Stock of the Issuer outstanding as of July 25, 2003.

(b)   The following describes the beneficial ownership of shares of Common Stock held by the Reporting Persons:

Stephen I. Kahn:

(i)                                     Sole power to vote or to direct the vote - Mr. Kahn has the right to acquire through the exercise of a currently exercisable warrant 333,333 shares and of currently exercisable options of 301,563;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Shared power to dispose or to direct the disposition - 0;

(iv)                              Sole power to dispose or direct the disposition - 634,896 shares.

Geraldine Karetsky:

(Geraldine Karetsky:

(i)            Sole power to vote or to direct the vote - Ms. Karetsky has the right to acquire through the exercise of a currently exercisable warrant 222,222 shares;

(ii)           Shared power to vote or to direct the vote - 0;

(iii)          Shared power to dispose or to direct the disposition - 0;

(iv)          Sole power to dispose or to direct the disposition- 0.

Christopher C. Edgar:

(i)            Sole power to vote or to direct the vote of 70,903 shares;

(ii)           Shared power to vote or to direct the vote of 0 shares;

(iii)          Sole power to dispose or to direct the disposition of 70,903 shares;

(iv)          Shared power to dispose or to direct the disposition of 0 shares.

Evan Guillemin:

(i)            Sole power to vote or to direct the vote of 159,792 shares;

(ii)           Shared power to vote or to direct the vote of 0 shares;

(iii)          Sole power to dispose or to direct the disposition over 159,792 shares;

(iv)          Shared power to dispose or to direct the disposition of 0 shares.

(c)    The information set forth in Item 4 is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2003
Dated

/s/ Stephen I. Kahn
Stephen I. Kahn

/s/ Geraldine Karetsky
Geraldine Karetsky

/s/ Christopher C. Edgar
Christopher C. Edgar

/s/ Evan Guillemin
Evan Guillemin